May
19, 2025


VIA E-MAIL

Terrence O. Davis
Principal Executive Officer
Sardis Credit Opportunities Fund
4200 Northside Parkway
Atlanta, GA 30327

Re:    Sardis Credit Opportunities Fund
       File Nos. 333-286563, 811-23962

Dear Mr. Davis:

        On April 14, 2025, you filed an initial registration statement on Form N-2 on behalf of
Sardis Credit Opportunities Fund (the    Fund   ). Our comments are set forth
below. Where a
comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement.
Prospectus

Cover page

3. The disclosure states that the Fund expects to begin conducting its quarterly repurchase
offers    during the [first] quarter of 2026.    Supplementally confirm that
this will occur no later
 Terrence O. Davis
May 19, 2025
Page 2


than two periodic intervals after the Fund anticipates effectiveness of the registration statement.
See Rule 23c-3(a)(7).

Investment Strategy (page 1)

4.      On page 2, the disclosure states that    [u]nder normal circumstances,
it is anticipated the
Fund   s returns will be driven primarily by diversified investments, wherein the primary driver of
return comes through the assumption of credit risk.    Clarify what
assumption of credit risk
means. For example, are you saying the primary driver of returns will be through investing in
junk bonds? Also, because this sentence addresses the Fund   s    primary
driver of return,
consider moving this sentence to a more prominent location within the strategy description.

Leverage and Credit Facilities (page 3)

5. The disclosure indicates that the Fund may borrow money through a credit facility or other arrangement to achieve its investment objective. Supplementally advise in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Subsidiaries (page 16)

6.     Clarify what types of    certain    investments would be held in the
Single-Asset Subsidiary
and briefly explain why they will be so held.

7.       With respect to the Fund   s proposed Subsidiaries:

     x   Explain in correspondence whether the financial statements of the
Subsidiary will be
         consolidated with those of the Fund. If not, please explain why not.
     x   Confirm in correspondence that the Subsidiary and its board of directors will agree to
         inspection by the staff of the Subsidiary   s books and records, which
will be maintained in
         accordance with Section 31 of the Investment Company Act and the rules thereunder.
     x   If a Subsidiary is or will be a foreign corporation, confirm supplementally that the
         Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
     x   If a Subsidiary is wholly-owned, confirm supplementally that the
Subsidiary   s
         management fee (including any performance fee), if any, will be included in
            Management Fees,    and the wholly-owned Subsidiary   s expenses
will be included in
            Other Expenses    in the fund   s fee table.

Part C: Other Information

Item 15. Financial Statements and Exhibits

8.       Please file the finalized exhibits once they are available.
 Terrence O. Davis
May 19, 2025
Page 3



Signatures

9. The registration statement names 3 persons as Trustees, but it is signed by a different
individual as the    Sole Initial Trustee.    Please ensure that any subsequent
amendment satisfies
the signature requirements of Section 6(a) of the 1933 Act.

Accounting Comments

10. Please provide in correspondence the name of the independent registered public accounting firm for the fund.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Mindy Rotter at 212-336-1096.


Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Tanya Boyle, Esq., DLA Piper, LLP
       Jay Williamson, Securities and Exchange Commission
       Christian Sandoe, Securities and Exchange Commission